UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May, 2021 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.761

(Address of principal executive and registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Annual General Meeting of Shareholders of the Company

The 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) of Atento S.A. (the “Company”) will be held starting at 10:00 am Central European Time on May 31, 2021 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. The agenda for the Annual Meeting is set forth on the Convening Notice to the Annual Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company and the notice of the Annual Meeting provided to the Company’s shareholders are each attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively. Other materials provided by the Company to its shareholders in advance of the Annual Meeting are included as Exhibits 99.4-99.9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: May 10, 2021	/s/ Carlos López-Abadía___________________
Carlos López-Abadía
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Convening Notice to the Annual Meeting to be held on May 31, 2021.
99.2	Form of Proxy.
99.3	Notice of the Annual Meeting to be held on May 31, 2021 (Notice and Access Card).
99.4	Stand-alone annual accounts of the Company as at December 31, 2020 (including inter alia list of directors and list of statutory or independent auditors).
99.5	Management report of the board of directors (the “Board”) in respect of the stand-alone annual accounts of the Company as at December 31, 2020.
99.6	Auditor’s report for the stand-alone annual accounts of the Company as at December 31, 2020.
99.7	Consolidated annual accounts of the Company as at December 31, 2020.
99.8	Management report of the Board in respect of the consolidated accounts of the Company as at December 31, 2020.
99.9	Auditor’s report in respect of the consolidated annual accounts of the Company as at December 31, 2020.